Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Canplats Resources Corporation (the “Company”) #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 14, 2010

Item 3	News Release

The news release dated January 14, 2010 was disseminated through Canada Stockwatch and Market News.

Item 4	Summary of Material Change

The Company announced that it has prepared a supplemental management information circular in connection with the amended transaction with Goldcorp Inc.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated January 14, 2010.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

R.E. Gordon Davis, Chairman and CEO
604.683.8218

Item 9	Date of Report

Dated at Vancouver, BC, this 14th day of January, 2010.

NEWS RELEASE

January 14, 2010	TSX Venture Symbol: CPQ

CANPLATS ANNOUNCES FILING OF SUPPLEMENTAL CIRCULAR IN CONNECTION WITH THE GOLDCORP TRANSACTION

Canplats Resources Corporation (TSX-V: CPQ) (“Canplats” or the “Company”) announces that it has prepared a supplemental management information circular (the “Supplemental Circular”) in connection with the amended transaction with Goldcorp Inc. (“Goldcorp”), as described in the Company’s press release dated December 29, 2009. The Supplemental Circular and a new form of letter of transmittal (the “Revised Letter of Transmittal”) have been posted on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.canplats.com. The Supplement Circular and Revised Letter of Transmittal are expected to be mailed to securityholders on or about January 18, 2010.

As described in the Company’s press release dated January 8, 2010, the meeting of holders of Canplats common shares, options and warrants called to consider the proposed business combination between Canplats and Goldcorp has been adjourned to 2:00 p.m. (Vancouver time) on January 28, 2010 (the “Adjourned Meeting”). The Adjourned Meeting will be held at the Pan Pacific Vancouver, Ocean View Room, located at 300 – 999 Canada Place, Vancouver, British Columbia. The record date for determination of the securityholders entitled to receive notice of, and vote at, the Adjourned Meeting has been fixed as 5:00 p.m. (Vancouver time) on December 14, 2009.

The Board of Directors of Canplats recommends that Canplats securityholders vote in favour of the resolution approving the amended transaction with Goldcorp at the Adjourned Meeting. The Supplemental Circular sets out the reasons for such recommendation and also contains other information concerning the amended transaction. Securityholders are encouraged to read the Supplemental Circular carefully in its entirety.

The deadline for the deposit of proxies for use at the Adjourned Meeting of securityholders is 2:00 p.m. (Vancouver time) on January 26, 2010. Voting instruction forms will have to be submitted earlier than forms of proxy. Securityholders who have already properly completed and deposited a proxy or submitted a voting instruction form do not have to take any further action to vote their securities, unless they wish to change their voting instructions. Securityholders who have completed and deposited a form of proxy or submitted a voting instruction form but wish to change their voting instructions should complete and deposit a new proxy or submit a new voting instruction form reflecting the change in voting instruction either by telephone or internet and are encouraged to contact Kingsdale Shareholder Services Inc. (in North America, by telephone (toll-free) at (888) 518-6812) for assistance in doing so.

Registered holders of Canplats common shares should also be aware that, regardless of whether they have completed and delivered a letter of transmittal in the form previously mailed by Canplats, a Revised Letter of Transmittal must be completed and signed and, together with the corresponding share certificates, delivered to the depositary in order to receive the cash consideration and shares of Camino Minerals Corporation under the amended transaction with Goldcorp. If a registered holder of Canplats common shares has submitted share certificates to the depositary with the previously distributed form of letter of transmittal, such share certificates will not be returned to them (unless the transaction with Goldcorp is not completed); however, such registered shareholders are still required to complete, sign and deliver a Revised Letter of Transmittal.

For further information, contact:

Corporate Information:	Investor Inquiries:
Canplats Resources Corporation	Blaine Monaghan
R.E. Gordon Davis	Director, Investor Relations
Chairman and C.E.O.	Direct: (604) 629-8294
Direct: (604) 629-8292	Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Canplats Resources Corporation	Kingsdale Shareholder Services Inc.
Bruce A. Youngman	Toll-Free: (888) 518-6812
President and C.O.O.	Fax: (416) 867-2271
Direct: (604)-629-8293	contactus@kingsdaleshareholder.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this news release that are not historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission and on SEDAR. The company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or other factors, except as required by law. Readers are cautioned not to place undue reliance on forward-looking statements.